April 26, 2006

Mr. James Peklenk

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Reference:	SuperGen, Inc.
Form 10-K for Fiscal year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27628

Dear Mr. Peklenk:

Thank you for returning my call earlier this week regarding the letter faxed to James S.J. Manuso, President and CEO, of SuperGen, Inc. regarding certain specified issues as outlined in your letter dated April 17, 2006. As discussed the Company takes its responsibility as a publicly traded company seriously and wants to ensure that our response to the specified issues are complete and thoughtful. Therefore, we propose that our response to your specified issues will be sent to you no later than May 12, 2006.

Our proposal is premised on our current efforts to prepare and complete for filing several required regulatory documents with the SEC that have near term deadlines. These filing include the Company’s proxy for the 2006 Annual Meeting of Stockholders and our 10-Q for the quarter ended March 31, 2006.

If you have any questions or additional comments concerning your request please contact me at 925 560-0100 ext 304. Thank you.

Sincerely,

/s/ MICHAEL MOLKENTIN

Michael Molkentin

Chief Financial Officer